SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Asia Pacific Wire & Cable Corporation Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Jonathan Croft, Manager

LONSIN Capital Limited

15 Bolton Street

London W1J 8BG

United Kingdom

+44 20 3829 6880

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G0535E106

1.	Name of Reporting Persons: LONSIN Capital Limited I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 714,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 714,170
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person IA

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CUSIP No. G0535E106

1.	Name of Reporting Persons: Jonathan Croft I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 714,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 714,170
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person IN

3

CUSIP No. G0535E106

1.	Name of Reporting Persons: Marco Elser I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 714,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 714,170
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares, par value $0.01 per share, of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation (the “Issuer”). The address of the Issuer’s principal office is 7/Fl B, No. 132, Sec 3, Min-Sheng East Road, Taipei 105, Taiwan, Republic of China.

Item 2. Identity and Background

(a)        This Schedule 13D is being filed on behalf of LONSIN Capital Limited (“Lonsin”), Jonathan Chia Croft and Marco Elser.

(b)        The address of Lonsin Capital, Mr. Croft and Mr. Elser is c/o LONSIN Capital Limited, 15 Bolton Street, London W1J 8BG, United Kingdom.

(c)        Lonsin is an investment advisor in the United Kingdom. Mr. Croft’s principal occupation is as manager and chief investment officer of LONSIN Capital. Mr. Elser’s principal occupation is as manager of LONSIN Capital.

(d)        Neither Lonsin, Mr. Croft nor Mr. Elser has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Neither Lonsin, Mr. Croft nor Mr. Elser has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Lonsin is a corporation organized under the laws of the United Kingdom. Mr. Croft is a citizen of United Kingdom, and Mr. Elser is a citizen of United States, and a resident in Italy.

(g)        Lonsin has beneficial ownership of the shares in the accounts which it manages by virtue of it right to vote and dispose of the shares held by the managed accounts. Mr. Croft and Mr. Elser each has beneficial ownership of the shares held by the managed accounts by virtue of their being managers of Lonsin with the right to vote and dispose of securities beneficially owned by Lonsin, including securities held in the managed accounts.

Item 3. Source and Amount of Funds or Other Consideration

Lonsin is an investment advisor in the United Kingdom, and Mr. Croft and Mr. Elser are the managers of Lonsin. The shares were purchased for ten accounts that are managed by Lonsin using funds from those accounts. None of the accounts individually owns 5% or more of the Issuer’s common shares.

Item 4. Purpose of Transaction

Affiliates of Lonsin have been shareholders of the Issuer since 1996. They have expressed concern to management, both orally and in writing, concerning the failure of the Issuer to take any action to enhance shareholder value and to include additional independent directors. On May 18, 2016, Lonsin wrote to Mr. Yuan Chun Tang, the Issuer’s chief executive officer, and to the board of directors, suggesting that they consider some or all of (i) a proposal to elect independent directors, (ii) a proposal of action regarding a share buy-back, (iii) a proposal to adopt a positive share dividend policy, and (iv) a proposal to make a capital distribution to shareholders.

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Recognizing that Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) directly or indirectly owns 75.4% of the Issuer’s common shares, with the result that the Issuer is not required to have, and does not have, a majority of independent directors, and PEWC has the power to accept or reject any proposal submitted to or by shareholders, Lonsin hopes that, since Lonsin is now a 5% shareholder and is filing this Schedule 13D, PEWC will pay more attention to the concerns which Lonsin has raised.

Lonsin may, in its discretion, make additional purchases of the Issuer’s common shares or sell any or all of the shares of the Issuer’s common shares over which it has the power of disposition. Lonsin may take other action to seek to protect its rights as a minority shareholder, including proposing the election of Mr. Croft or Mr. Elser as a director. Except to the extent that any of the foregoing may result in such an event, neither Lonsin nor Mr. Croft nor Mr. Elser has any plans or proposals which would result in any of the changes listed in (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

Lonsin, by virtue of its ability to vote and dispose of the common shares held by accounts which it manages, and each of Mr. Croft and Mr. Elser, by virtue of his position as a manager of Lonsin with the right to vote and dispose of the common shares held in such accounts, has beneficial ownership of 714,170 common shares.

Of the shares in accounts managed by Lonsin:

(a)        LONSIN Global Credit Fund, an affiliate of Lonsin, owns 350,102 shares, or 2.5% of the issued and outstanding common shares. Mr. Croft and Mr. Elser, as managers of this fund, have the joint right to vote and dispose of the common shares owned by the fund, and thereby also beneficially own the shares owned by the fund;

(b)        Mr. Elser and Elser and Co., of which Mr. Elser has the right to vote and dispose of the shares, own 33,400 common shares (0.2%) and 94,000 shares (0.7%) and thereby also beneficially owns these shares.

(c)        Mr. Croft owns 10,000 common shares (less than 0.1%) in his own name and thereby also beneficially owns such shares.

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During the 60 days prior to the date of this filing, the accounts managed by Lonsin acquired the following shares at the following prices:

Date	Shares	Price
April 12, 2016	210	$1.7971
April 13, 2016	15,400	1.8573
April 15, 2016	891	1.8985
April 18, 2016	20	1.95
April 19, 2016	82	2.00
April 25, 2016	100	2.08
April 26, 2016	300	2.1567
April 29, 2016	200	2.04965
May 5, 2016	4,100	2.17
May 6, 2016	100	2.10
May 10, 2016	1,400	2.15
May 11, 2016	100	2.13
May 13, 2016	600	2.2883
May 16, 2016	400	2.4825
May 17, 2016	200	2.5250
May 18, 2016	200	2.45
May 19, 2016	200	2.49
May 20, 2016	400	2.4225
May 23, 2016	4,300	2.50
May 24, 2016	100	2.49
May 25, 2016	300	2.4882
May 26, 2016	100	2.49
May 27, 2016	100	2.49
May 31, 2016	200	2.48
June 1, 2016	100	2.48
June 2, 2016	100	2.50
June 3, 2016	100	2.50
June 6, 2016	100	2.47
June 7, 2016	100	2.53
June 8, 2016	100	2.52
June 9, 2016	72,000	2.444
June 10, 2016	100	2.56
June 13, 2016	100	2.39

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

Joint filing agreement among Lonsin, Mr. Croft and Mr. Elser attached as Exhibit A.

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Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

LONSIN CAPITAL LIMITED

June 17, 2016	By:	/s/ Jonathan Croft
Jonathan Croft, Manager

June 17, 2016		/s/ Jonathan Croft
Jonathan Croft

June 17, 2016		/s/ Marco Elser
Marco Elser

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Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

LONSIN CAPITAL LIMITED

By:	/s/ Jonathan Croft
Jonathan Croft, Manager

/s/ Jonathan Croft
Jonathan Croft

/s/ Marco Elser
Marco Elser